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Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-181981 on Form S-8 and Registration Statement No. 333-213086 on Form F-3 and to the use of our reports dated March 9, 2017, relating to the consolidated financial statements of Tahoe Resources Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Company for the year ended December 31, 2016.

/s/ Deloitte LLP

Chartered Professional Accountants
March 9, 2017
Vancouver, Canada

Member of Deloitte Touche Tohmatsu Limited